Mail Stop 6010

	November 17, 2005



Bertrand F. Cambou
Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, CA 94088

Re:	Spansion Inc.
	Amendment No. 5 to Registration Statement on Form S-1
      Filed November 4, 2005
	Registration No. 333-124041

Dear Mr. Cambou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We refer to comment 2 in our letter dated November 2, 2005. Please note that you must register a specific number of securities underlying the mandatory convertible preferred stock based on a good faith estimate of the number of shares of Class A common stock that will be issued upon conversion.

2. You must register the full amount of the offering described in your prospectus. Based on the number of shares and maximum offering price of your common stock offering as disclosed on the prospectus cover, the fee table does not reflect your entire offering. Please revise.

Concurrent Offerings, page 4

3. We note the disclosure you have added in response to comment 3 in our letter dated November 2, 2005. It remains unclear from your disclosure, however, why you are not raising all needed money through the common stock offering, how you chose the types of securities to offer, and how you chose the amount of each security to offer. As requested by our prior comment 3, please revise so that this information is clear to your investors. Also clarify how you determined which entity would issue the securities. In addition, if true, please disclose that your mandatory convertible preferred stock will provide a higher yield to compensate the investors in those securities for the mandatory conversion feature.

4. We reissue comment 4 in our letter dated November 2, 2005.
Please
disclose how the conversion rate will be adjusted from the rate you disclosed based on the date of issuance of the preferred stock.
Also
indicate the extent of possible adjustments.

Risks Related to this Offering, page 36

5. We note that the mandatory convertible preferred stock will be convertible at your option at any time on or after the first anniversary of that offering if the closing price per share of your
Class A common stock exceeds an as yet to be determined dollar amount for at least 20 trading days within a period of 30 consecutive trading days. Please disclose the risk of this overhang to your holders of Class A common stock, including any potential affects on the trading price of your Class A common stock at such time as the provisional conversion feature becomes available to you. Also, include any similar risks that result from the "threshold appreciation price."

6. We note that the dividends payable upon the mandatory convertible preferred stock may be payable in shares of your Class A common stock. If material, please describe the risks to the investors in your Class A common stock that may result from the dilutive effects of the issuances of Class A common stock as payment for such dividends.

7. We note that, although the mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market, a secondary market may develop for those securities. To the extent that a secondary market for those securities develops, please describe the risks to the investors in your Class A common stock that may result from any volatility in the value of the mandatory convertible preferred stock in the secondary market.

If securities or industry analysts..., ... page 36

8. Please broaden your current risk factor disclosure to include the affects of any negative reports or credit ratings on your mandatory convertible preferred stock or senior unsecured notes.

Use of Proceeds, page 40

9. We note from your disclosure in the fourth paragraph that you may
use a portion of the proceeds of your offerings to repay your indebtedness under the Spansion Japan Revolving Loan Agreement, Spansion Japan Term Loan and a sale-leaseback transaction entered into in January 2005. We also note from your disclosure on page 73 that you borrowed $3.0 billion yen under the Spansion Japan
Revolving
Loan Agreement on October 26, 2005. Please note that if indebtedness to be discharged was incurred within one year, you should describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item
504 of Regulation S-K.

10. We note your response to comment 8 in our letter dated
November
2, 2005; however, it is unclear how investors in this offering have sufficient information to make an investment decision without disclosure of the terms of the notes. Also, please provide us with the versions of the documents related to the notes that will be used in connection with the negotiation of the note transaction.

Dilution, page 43

11. We note your disclosure that the offerings of your Class A common stock and mandatory convertible preferred stock will not be dilutive to new investors. If true, and with a view towards revised disclosure, please tell us why you are selling your securities at less than the pro forma as adjusted net tangible book value per share.

Unaudited Pro Forma Consolidated Financial Data, page 44

12. Please respond to the following comments with respect to your pro forma balance sheet data:
* Please revise to include all of the major captions required by Item
11-02(b)(3) of Regulation S-X.

* Please revise the pro forma balance sheet data to include a column to reflect pro forma adjustments. Refer to Item 11-02(b)(4) of Regulation S-X.

* Please reference all balance sheet adjustments to notes which clearly explain the assumptions involved. Refer to Item 11-
02(b)(6).

* It should be clear from your presentation how you determined the amount of debt of $739.6 million and the amount of additional paid-in capital of $2.2 billion. Any underlying assumptions should be discussed.

* Since you are issuing up to $400 million of debt, please tell us and disclose what amount you used in the pro forma presentation and why.

* Please tell us and disclose how the pro forma information reflects the underlying events and transactions in the fourth, fifth, and sixth paragraphs on page 40 of your "Use of Proceeds" section.

* Please note that the pro forma information should discuss and reflect the impact of your accounting for the mandatory preferred stock, including the accounting for any embedded derivatives for which you will record a liability.

Management`s Discussion and Analysis, page 51

13. Please note that if you intend to pay a significant amount of dividends on the preferred stock and you have no history of making dividend payments, you should provide additional disclosures in your
MD&A to address the specific facts and circumstances of your dividend policy, the risks and limitations of that policy, the likelihood of your ability to pay future dividends, and an analysis of your liquidity and capital resources with respect to the intended dividend policy for the next year. Please refer to the speech by Todd Hardiman, Associate Chief Accountant, at the 2004 AICPA National Conference on Current SEC and PCAOB Developments.

Contractual Obligations, page 69

14. Please provide us with an updated table.

Spansion Japan Revolving Loan Agreement, page 71

15. Please disclose why you repaid and borrowed the amounts indicated on September 26, 2005 and on October 26, 2005.

Spansion Japan Term Loan, page 75

16. We note your disclosure that it is a financial covenant under the
Spansion Japan Term Loan that Fujitsu must maintain 100% of the ownership of Fujitsu Microelectronics Holding, Inc., the Fujitsu subsidiary that holds 40% of the membership interests in Spansion LLC prior to Spansion LLC`s reorganization into a corporate structure. Please tell us how you will accomplish the contemplated reorganization of Spansion LLC given this financial covenant. Also, please provide us with your analysis as to whether you would be in default under any of your other debt obligations if you are not in compliance with that financial covenant. Include any appropriate risk factor disclosure.

Spansion China Revolving Loan Agreement, page 77

17. If the form of loan agreement filed as Exhibit 10.50 to your registration statement is the agreement entered into on October
24,
2005, please file the definitive version of this agreement.

18. Please disclose the current interest rate and maturity date of each of the U.S. dollar and RMB borrowings.

Legal Proceedings, page 104

19. We note your response to comment 7 in your letter dated
November
4, 2005. Please include in your disclosure the statements contained in clause (2) of the first sentence of that response and in the second sentence of that response.

Management, page 105

20. Please file a written consent for each of your prospective independent directors. Refer to Securities Act Rule 438.

21. Please clarify when Ms. Hart served as the Chief Executive
Officer of Pinnacle.

Treatment of AMD Options, page 117

22. Please tell us why you have not included any disclosure regarding the transactions contemplated in your counsel`s letter to us dated October 21, 2005.

Equity Incentive Plan, page 118

23. Please reconcile your disclosure that you will have Class A common stock available for issuance under the plan with the provisions of Section 4.1 of the 2005 Equity Incentive Plan filed as
Exhibit 10.2 to your registration statement which does not appear to limit the shares of common stock available under the plan to the Class A common stock.

24. We note your disclosure that you will have up to 9,500,000 shares of Class A Common Stock available for issuance under the plan, and that you intend to grant stock options and restricted stock units for an aggregate of approximately 6,000,000 shares at the time of your offering. If known, please disclose how many shares you will have remaining under your 2005 stock option plan after the grants at the time of your offering and after you have consummated the transactions contemplated in your counsel`s letter to us dated October 21, 2005.

25. Please disclose the terms of the planned grants.

Employee Stock Purchase Plan, page 119

26. Please clarify your disclosure so that it is clear whether the shares available under this plan will include any class of common stock other than the Class A common stock.

Concurrent Offering of Mandatory Convertible Preferred Stock, page
130

27. We note the disclosure you have made in the last paragraph of footnote 17 to your financial statements on page F-49 with respect to the maximum number of shares of Class A common stock that will be issuable upon conversion of the mandatory convertible preferred stock. Please include this disclosure in this section.

Consent of AMD or Fujitsu Required for Certain Transactions, page
136

28. We note your response to comment 21 in your letter dated
November
4, 2005 and the disclosure in the last sentence on page 9. We also note from Section 2.11 of your Bylaws that the denominator used for determining the "Aggregate Ownership Interest" for AMD and Fujitsu will include the aggregate number of outstanding shares, on an as converted to common stock basis, except that as converted basis will not include the common stock issued or issuable upon conversion of the mandatory convertible preferred stock issued concurrently with your offering of Class A common shares for a period of three years.
Please disclose the effect of the provisions of Section 2.11 of your
Bylaws on the determination of AMD and Fujitsu`s ownership interests.

Underwriting, page 146

29. We note the response to comment 23 in your letter dated
November
4, 2005. For each underwriter engaging in an electronic distribution method other than the one distribution method that has already been reviewed by our Office of Chief Counsel, please address comment 46 in our letter dated May 11, 2005 and comment 22 in our letter dated September 23, 2005 with respect to these underwriters. Please note that this comment is applicable to electronic offers, sales or distributions made in connection with your offering of mandatory convertible preferred stock as well.

30. Regarding the second paragraph of your response to comment 23, please tell us how you will seek to ensure that all syndicate members are conducting a distribution that is consistent with Section 5 of the Securities Act, including the issues regarding electronic distribution raised in our comments.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

31. It appears that the pro forma balance sheet presentation is not limited to reflecting changes in the terms of your current capitalization that will become effective after the latest balance sheet date. In addition, it appears that the pro forma amounts reflect the receipt of the net proceeds from the offering and the receipt and application of the net proceeds from your concurrent offering of mandatory convertible preferred stock and the concurrent placement of notes. As such, the pro forma presentation, including assuming offering proceeds, does not appear to be appropriate for presentation in your audited financial statements. Please revise or advise.

Note 17. Change in Capital Structure Planned Concurrently with
Common
Stock Offering (Unaudited), page F-45

32. We note your disclosure on page F-17 that states, "However, if the Company changes its corporate structure and issues stock-based awards in the future (See Note 17), those awards will be subject to the accounting and disclosure provisions of SFAS 123R and would be expected to have a material effect on the Company`s financial statements." We note your new disclosure in the document that you intend to grant stock options or restricted stock units for approximately 6,000,000 shares of your Class A common stock to your employees under your 2005 equity incentive plans upon the consummation of the offering. Please revise Note 17 to discuss your intention to grant these options including the significant terms and accounting for the options and units.

33. We have reviewed your response to prior comment 25. Please respond to the following comments:

* Please refer to prior comment 2 from our May 11, 2005 letter.
We
continue to note that there are numerous blanks in the section entitled "Concurrent Offering of Mandatory Convertible Preferred Stock" and in this note. For example, we note that you have not disclosed the dividend or conversion rates of the mandatory convertible preferred stock. Please note that we would expect any assessment of the appropriate accounting for this instrument to include an analysis of all significant terms. Accordingly, once all of the significant terms are determined and disclosed we may have additional comments.
* Once you have determined all of the terms of the mandatory convertible preferred stock including the dividend and conversion rates, please provide us with your analysis of those terms and your assessment of whether the host is more akin to equity or debt. We note your reference to paragraph 61(l) of SFAS 133 in your response.
Your response notes that your host contract does not have a mandatory redemption feature, similar to the example in paragraph 61(l) for an instrument that is more akin to debt. As such, you concluded that your instrument is more akin to equity. Please note that the example of an instrument that is more akin to equity in paragraph 61(l) is a cumulative participating perpetual preferred stock. That instrument does not appear to be the same as the one you plan to issue either.
Since your instrument is not the same as either of the instruments in the example, your analysis should discuss how you considered all of the significant terms of the host contract in making your determination as to whether it is more akin to equity or debt.
For
example, we note that the security has a cumulative dividend and a dividend make-whole provision. Unless the dividend rate is nominal, it appears that the dividend terms, including the make-whole provision, would indicate that the instrument may be more akin to debt.
* Due to the significance of the determination of whether the host is more akin to equity or debt on the accounting for any embedded derivative instruments within the host contract, we may have additional comments with respect to the accounting for any embedded derivatives within the host contract once that determination is made.
* Please disclose how you will account for and value the mandatory convertible preferred stock and any bifurcated embedded derivatives.
* Please tell us the valuation method and significant assumptions you plan to use to value the dividend make-whole provision at fair value.
Tell us how you plan to classify changes in its value within the statement of operations.
* We note your response with respect to the determination of a beneficial conversion feature. We also note that you would first need to determine whether or not the conversion feature is an embedded derivative that should be bifurcated. If not, any consideration of the beneficial conversion feature should consider the carrying value of the host contract after considering the fair value of any bifurcated embedded derivative. Please see DIG Issue B6.
* With respect to your analysis of the application of paragraph 12 of
SFAS 150, please tell us and disclose the conversion terms of the security so that we may review your response. Please tell us in more detail about your analysis of why SFAS 150 does not apply to this instrument, including whether or not the cap and floor of the conversion feature is substantive. That is, discuss whether the monetary value of the obligation is predominantly based on a fixed monetary amount known at inception. Refer to paragraphs A18 - A19 of
SFAS 150.
* We note, from the disclosure on page 131, that you have the ability, under certain circumstances to cause the conversion of the mandatory convertible preferred stock and that there may also be an early conversion, at the option of the holder, upon a cash acquisition. In that case, you would also have to pay the holders of the preferred stock in cash or shares of your Class A common stock the amount of any accumulated and unpaid dividends and the present value of all remaining dividend payments through a date in 2008 computed using a discount rate. For the cash acquisition, you may also elect to adjust the conversion obligation to deliver acquirer common stock. Please tell us about your consideration of the accounting for these terms.

Preferred Stock Prospectus

34. We note your disclosure that shares of your Class A common stock used to pay dividends may be delivered to the transfer agent to be sold, resulting in net cash proceeds to be distributed to the holders of the mandatory convertible preferred stock in an amount equal to the cash dividends otherwise payable. It appears that the offering of shares of Class A common stock issuable in satisfaction of the payment of dividends will be a primary offering made on an at-the-market and delayed basis and that you are not eligible to offer securities on that basis. If you disagree, please provide us with a legal analysis supporting your conclusions and tell us whether the transfer agent will be registered as a broker-dealer.

35. We note that you have not indicated the dividend rate applicable to the mandatory convertible preferred stock in your prospectus.
Since the dividend rate would appear to be a material term, please tell us how you determined that you can exclude such information from your prospectus.

36. We note your revisions in response to comment 26; however, please do not replace the vague term "certain" with equally vague disclosure like "specific."

Preferred Stock Prospectus Cover

37. We note your response to comment 28 in your response letter dated
November 4, 2005. It remains unclear why much of the detail is necessary for a prospectus cover.

The opportunity for equity appreciation..., page A-7

38. Please clarify whether the number of shares of your Class A common stock that are issuable upon mandatory conversion will decrease if the applicable market value increases to a disclosed dollar amount. If so, please indicate that amount.

Description of Mandatory Convertible Preferred Stock, page A-11

39. We note your disclosure in response to comment 30 and your statement in the last sentence of response 27. However, your prospectus must be substantially revised so that investors can understand why you included each of the features of the preferred stock and how the features operate. Your explanation could be based on a bona fide estimate of the public offering price within your disclosed price range. To the extent necessary to explain the operation of the security`s features, you should include charts. Likewise, to the extent that the operation of a feature of the preferred stock will affect an investment in the common stock, you should include a similar, clear explanation of that feature on the common stock prospectus.

Dividends, page A-12

40. We note the disclosure added in response to comment 32. It appears that you intend to use the proceeds from your offerings to make dividend payments. Please add appropriate disclosure in the applicable "Use of Proceeds" section. Provide similar disclosure if you intend to use proceeds from an offering to make principal or interest payments on the notes being offered in the concurrent transaction.

41. Please disclose whether you currently intend to make the required dividend payments in cash.

United States Federal Income Tax Considerations, page A-31

42. We note your revisions in response to comment 34 in our letter dated November 2, 2005, however, the second sentence of your first paragraph on page A-31 still appears to disclaim responsibility for your disclosure. As well, the first sentence on page 142 contains a similar impermissible disclaimer. Please revise the first sentence on page 142 and the second sentence in the first paragraph on page A-
31 to remove these inappropriate disclaimers.

43. We note your response to comment 36 in your letter dated
November
4, 2005; however, your document must explain why you cannot unequivocally state each tax consequence, describe the degree of uncertainty, disclose possible outcomes and provide appropriate risk factors.

Exhibits

44. Please file complete exhibits with all attachments. For example, we note several annexes and exhibits that appear to be missing exhibit 1.1.

Exhibit 1.2

45. Please reconcile your disclosure that the mandatory convertible preferred stock will not be listed or traded on any securities exchange or trading market with the representation contained in
Section 6(i) of the form of Mandatory Convertible Preferred Stock
Underwriting Agreement.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 551-3641 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      	Sincerely,



								Russell Mancuso
								Branch Chief

cc:	Tad J. Freese, Esq.
	Robert W. Phillips, Esq.
	Michael P. Maher, Esq.
	(via facsimile)
??

??

??

??

Bertrand F. Cambou
Spansion Inc.
November 17, 2005
Page 12